UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2009

Commission File Number: 000-51310

XTL Biopharmaceuticals Ltd.
(Translation of registrant's name into English)

Kiryat Weizmann Science Park
3 Hasapir Street, Building 3, PO Box 370
Rehovot 76100, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        ☒                      Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      ☐ No       ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    N/A

XTL Biopharmaceuticals Announces Financial Results
for the Year Ended December 31, 2008

Rehovot, Israel, April 6, 2009 - XTL Biopharmaceuticals Ltd. (NASDAQ: XTLB; TASE: XTL), a company engaged in the acquisition, development and commercialization of therapeutics for the treatment of multiple myeloma and hepatitis C, announced today its financial results for the year ended December 31, 2008.

At December 31, 2008, the Company had cash, cash equivalents and short-term bank deposits of $2.9 million, compared to $13.0 million at December 31, 2007. The decrease of $10.1 million during the year ended December 31, 2008 was attributable primarily to operating expenditures associated with the Company’s Bicifadine clinical program and, to a certain extent, to the preclinical hepatitis C program, which was out-licensed to Presidio Pharmaceuticals, Inc., or Presidio, in 2008, offset by the $5.94 million non-refundable license payments received from Presidio.

The loss for the year ended December 31, 2008 was $9.2 million, or $0.03 per ordinary share, compared to a loss of $24.9 million, or $0.11 per ordinary share, for the year ended December 31, 2007, representing a decrease in net loss of $15.7 million. The decreased loss was primarily attributable to a $7.4 million decrease in research and development costs, the recognition in the 2008 period of the $5.94 million non-refundable license fee received from Presidio and the reversal of $1.6 million in transaction advisory fees in the form of stock appreciation rights associated with the in-licensing of Bicifadine in 2008 that was recorded in 2007. The transaction advisory fee in the form of a SAR is revalued, based on the then current fair value, at each subsequent reporting date. For the years ended December 31, 2008 and 2007, the Company’s losses of $9.2 million and $24.9 million, respectively, included $1.9 million and $1.9 million, respectively, of non-cash stock option compensation expense.

The Company also announced today that in its Annual Report on Form 20-F for the year ended December 31, 2008, the Company's independent registered public accounting firm expresses an unqualified opinion on the December 31, 2008 consolidated financial statements and will include an explanatory paragraph expressing substantial doubt about the Company's ability to continue as a going concern.

David Grossman, co-Chief Executive Officer of XTL, commented, “2008 was a disappointing year for XTL with the failure of the Phase 2b Bicifadine clinical program in November 2008.”  Mr. Grossman added, “In March 2009, we announced the acquisition, subject to certain closing conditions including a financing, of the rights for recombinant EPO, or rHuEPO, as a potential treatment for multiple myeloma, a severe and incurable blood cancer. We are excited about this opportunity and look forward to embarking on a clinical trial with rHuEPO for the treatment of multiple myeloma in the near term.”

ABOUT XTL BIOPHARMACEUTICALS LTD.
XTL Biopharmaceuticals Ltd. (“XTL”) is engaged in the acquisition, development and commercialization of therapeutics for the treatment of multiple myeloma and hepatitis C. XTL will be developing rHuEPO for the treatment of multiple myeloma. XTL is publicly traded on the NASDAQ and Tel-Aviv Stock Exchanges (NASDAQ: XTLB; TASE: XTL).

Contact:
David Grossman, co-Chief Executive Officer
Tel: +972-8-930-4411

Cautionary Statement
Some of the statements included in this press release, particularly those anticipating future business prospects growth and operating strategies and similar matters, may be forward-looking statements that involve a number of risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Among the factors that could cause our actual results to differ materially include: our ability to maintain our Nasdaq Stock Market listing; our ability to raise additional capital in order to continue to fund our operations and the development of our drug candidates; our ability to successfully close the transaction with Bio-Gal Ltd.; our ability to successfully find successful merger or in-licensing opportunities; and other risk factors identified from time to time in our reports filed with the Securities and Exchange Commission, including our annual report on Form 20-F filed with the Securities and Exchange Commission on March 27, 2008. Any forward-looking statements set forth in this press release speak only as of the date of this press release. We do not intend to update any of these forward-looking statements to reflect events or circumstances that occur after the date hereof. This press release and prior releases are available at http://www.xtlbio.com. The information in our website is not incorporated by reference into this press release and is included as an inactive textual reference only.

XTL Biopharmaceuticals Ltd.
Selected Consolidated Financial Data
(Thousands of US Dollars, Except Share and Per Share Data)

Statements of Operations Information:
	Year ended December 31,
	2008	2007
	(unaudited)
License Revenue	5,940	907
Cost of license revenues (with respect to royalties)	--	110
Gross margin	5,940	797
Research and development costs (includes $7,500 initial upfront license fee in 2007 and also includes non-cash stock option compensation of $78 and $141, in 2008 and 2007, respectively)	11,490	18,998
Less - participations	--	56
	11,490	18,942
General and administrative expenses (includes non-cash stock option compensation of $1,735 and $1,784, in 2008 and 2007, respectively)	5,143	5,582

Business development costs (includes stock appreciation rights compensation (income) of ($1,553) and 1,560 in 2008 and 2007, respectively and also includes non-cash stock option compensation of $85 and $22, in 2008 and 2007, respectively)	(1,102)	2,008
Operating loss	9,591	25,735
Financial and other income, net	314	590
Loss before income taxes	9,277	25,145
Income taxes	(31)	(206)
Loss for the period	9,246	24,939
Basic and diluted loss per ordinary share	$0.03	$0.11
Weighted average number of shares used in computing basic and diluted loss per ordinary share	292,769,320	228,492,818

Balance Sheet Information:
	December 31,
	2008	2007*
	(unaudited)
Cash, cash equivalents, and bank deposits	2,924	12,977
Working capital	1,385	8,532
Total assets	3,430	14,127
Accumulated deficit	(149,108)	(139,862)
Total shareholders’ equity	1,426	8,564

* Condensed from audited financial statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTL BIOPHARMACEUTICALS LTD.

Date: April 6, 2009	By:	/s/ David Grossman
David Grossman
Co-Chief Executive Officer